UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2007

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 30, 2007.

3Q07: another quarter of growth confirms forecast for 2007

- Oakley transaction expected to close in mid-November -

Milan, Italy - October 30, 2007 — The Board of Directors of Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) a global leader in the design, manufacturing and distribution of premium fashion and luxury eyewear, convened today in Milan by chairman Leonardo Del Vecchio, approved results for the three- and nine-month periods ended September 30, 2007(1).

Financial highlights for the periods in accordance with U.S. GAAP were as follows:

Third quarter of 2007(1)

•      Consolidated sales: €1,151 million (+2.7%; +8.1% excluding the effect of exchange rates)

-       Retail sales: €838 million (+0.0%; +6.4% excluding the effect of exchange rates); Retail comparable store sales(2): +2.9%

-       Wholesale sales: €395 million (+9.8%; +12.8% excluding the effect of exchange rates)

•      Consolidated operating income: €195 million (+4.6%); Operating margin: 16.9%

-       Retail operating income: €98 million (-13.1%); Retail operating margin: 11.7%

-       Wholesale operating income: €102 million (+16.2%); Wholesale operating margin: 25.9%

•      Consolidated net income from continuing operations: €112 million (+5.0%); Net margin: 9.8%

•      Earnings per share: €0.25 (US$0.34 per ADS)

First nine months of 2007(1)

•      Consolidated sales: €3,778 million (+5.9%; +11.4% excluding the effect of exchange rates)

-       Retail sales: €2,520 million (-0.2%; +6.5% excluding the effect of exchange rates); Retail comparable store sales(2): +2.0%

-       Wholesale sales: €1,514 million (+16.4%; +19.7% excluding the effect of exchange rates)

•      Consolidated operating income: €682 million (+15.3%)(3); Operating margin: 18.0%

-       Retail operating income: €303 million (-12.3%); Retail operating margin: 12.0%

-       Wholesale operating income: €418 million (+22.4%); Wholesale operating margin: 27.6%

•      Consolidated net income from continuing operations: €395 million (+19.8%)(3); Net margin: 10.5%

•      Earnings per share(3): €0.87 (US$1.17 per ADS)

Andrea Guerra, chief executive officer of Luxottica Group, commented: “Results for the first nine months of the year reflected steady growth, thus further confirming our forecast for the full year, which we raised in July.

“For the nine-month period we enjoyed double-digit growth in consolidated revenues at constant exchange rates, a 18 percent operating margin and a rise in consolidated earnings per American Depositary Receipts (EPADS) of 29 percent. This occurred despite a 7.5 percent weakening of the U.S. Dollar against the Euro during the period and a slow-down in the U.S. economy.

“During this quarter we again focused both on the future and on the execution of our current plans. Over the past twelve months, between acquisitions, new openings, rebrandings and an overall rationalization of the store base, we touched approximately one fourth of our nearly 6000 stores worldwide. We also launched ILORI, our new luxury sun retail brand in North America, which is already being referred to as the destination store for luxury in sun eyewear.

“Our premium North American brands in the retail business confirmed a trend of growth in sales and profitability. Our sun business in that market performed particularly well, with comparable store sales for the past three years rising by 44 percent. We expect that 2008 will be the year that we reap the fruits of the significant efforts and investments made during this past year in our retail business.

“At the same time, our wholesale business posted another quarter of growth — the tenth quarter in a row — with a double-digit increase in revenues and a rise in profitability to 26 percent, attributable to a strengthened brand portfolio and the ongoing strengthening of our sales and distribution structures.

“These results,” concluded Mr. Guerra, “allow us to confirm our forecast for another positive year of growth for our Group.”

Consolidated sales for the quarter rose by 8.1 percent at constant exchange rates. Year-to-date, the Retail Division added 221 more stores.

Wholesale sales to third parties for the quarter rose year-over-year by 10.9 percent (13.1% at constant exchange rates). The recently launched 2008 collections enjoyed an excellent reception, and Ray-Ban experienced another record quarter across all regions. In December, the first Tiffany eyewear collection will be launched. Total wholesale sales in emerging markets for the quarter rose nicely year-over-year and now represent 14 percent of wholesale sales to third parties. It should be noted that the Wholesale Division posted a very positive quarter despite the fact that sales in many European countries were affected by poor weather conditions during the summer season.

Luxottica Group’s consolidated net outstanding debt on September 30, 2007 was €1,320.2 million. On the same date, the Group’s net debt to EBITDA ratio moved to 1.22x, from 1.41x on September 30, 2006. Additionally, the Group generated €149 million in free cash flow for the quarter before dividends, acquisitions and the impact of exchange rates, reflecting the strength of its business model and ability to generate strong cash flow levels.

Other developments: Oakley acquisition

Oakley has announced that it will hold a special meeting of its shareholders on November 7, 2007 to vote on the proposal to approve the merger with Luxottica Group. Other than customary closing conditions, the approval of the shareholders of Oakley and anti-trust clearance from the South African regulatory authority are the last remaining key conditions to closing the transaction. The Group currently expects to complete the merger in mid-November.

- END -

In accordance with Section 2, art. 154 bis of Legislative Decree n. 58/1998 of the Italian Law, Enrico Cavatorta, Luxottica Group’s chief financial officer, confirms that the financial data included in this press release correspond to those included in the Company’s accounting records.

Luxottica Group S.p.A.

Luxottica Group is a global leader in high-end and luxury eyewear, with over 5,900 optical and sun retail stores in North America, Asia-Pacific, China and Europe and a strong brand portfolio. House brands include Ray-Ban, the most recognized sun brand in the world, Vogue, Persol, Arnette and REVO, while license brands include, among others, Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada and Versace. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants and in two China-based wholly-owned plants. For fiscal year 2006, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €4.7 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the risk that the merger with Oakley will not be completed, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Media Relations:

Carlo Fornaro, Group Corporate Communications Director

Tel.: +39 (02) 8633 4062

Email: MediaRelations@luxottica.com

Luca Biondolillo, Head of International Communications

Tel.: +39 (02) 8633 4668

Email: LucaBiondolillo@Luxottica.com

Investor Relations:

Alessandra Senici, Group Investor Relations Director

Tel.: +39 (02) 8633 4069

Email: Investorrelations@Luxottica.com

- TABLES TO FOLLOW -

1                  All comparisons, including percentage changes, are between the three- and nine-month periods ended September 30, 2007 and 2006.

2                  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

3                  Includes a non-recurring gain related to the sale of a real estate property in Milan, Italy in May 2007. The impact of the sale was a gain of approx. €20 million before taxes or approx. €13 million after taxes (equivalent to EPS of €0.03).

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006

KEY FIGURES IN THOUSANDS OF EURO (4)
	2007	2006 (5)	% Change

NET SALES	1,150,952	1,120,380	2.7%

NET INCOME FROM CONTINUING OPERATIONS (5)	112,441	107,041	5.0%

NET INCOME	112,441	104,126	8.0%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	0.25	0.24
TOTAL	0.25	0.23

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	0.24	0.23
TOTAL	0.24	0.23

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)
	2007	2006	% Change

NET SALES	1,581,178	1,427,700	10.8%

NET INCOME FROM CONTINUING OPERATIONS (5)	154,471	136,402	13.2%

NET INCOME	154,471	132,688	16.4%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	0.34	0.30
TOTAL	0.34	0.29

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	0.34	0.30
TOTAL	0.34	0.29

Notes :	2007	2006
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3738	1.2743
(2) Weighted average number of outstanding shares	455,672,407	453,121,133
(3) Fully diluted average number of shares	459,681,534	456,263,730
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(5) Results of Things Remembered, a specialty gift business that was sold in September 2006, are re-classified as discontinued operations and are not included in results of operations from continuing operations for 2006.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006

KEY FIGURES IN THOUSANDS OF EURO (4)
	2007	2006	% Change

NET SALES	3,777,554	3,565,603	5.9%

NET INCOME FROM CONTINUING OPERATIONS (5)	395,278	329,962	19.8%

NET INCOME	395,278	328,597	20.3%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	0.87	0.73
TOTAL	0.87	0.73

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	0.86	0.72
TOTAL	0.86	0.72

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (4)
	2007	2006	% Change

NET SALES	5,077,788	4,437,036	14.4%

NET INCOME FROM CONTINUING OPERATIONS (5)	531,333	410,605	29.4%

NET INCOME	531,333	408,906	29.9%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (5)	1.17	0.91
TOTAL	1.17	0.90

FULLY DILUTED EARNINGS PER SHARE (ADS) (3):
FROM CONTINUING OPERATIONS (5)	1.16	0.90
TOTAL	1.16	0.90

Notes :	2007	2006
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3442	1.2444
(2) Weighted average number of outstanding shares	454,893,958	452,665,455
(3) Fully diluted average number of shares	458,544,812	455,896,985
(4) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.

(5) Results of Things Remembered, a specialty gift business that was sold in September 2006, are re-classified as discontinued operations and are not included in results from continuing operations for 2006.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006

In thousands of Euro (1)	3Q07	% of sales	3Q06 (2)	% of sales	% Change

NET SALES	1,150,952	100.0%	1,120,380	100.0%	2.7%
COST OF SALES	(336,139)		(330,262)
GROSS PROFIT	814,813	70.8%	790,118	70.5%	3.1%
OPERATING EXPENSES:
SELLING EXPENSES	(390,410)		(373,887)
ROYALTIES	(25,824)		(20,578)
ADVERTISING EXPENSES	(80,839)		(76,311)
GENERAL AND ADMINISTRATIVE EXPENSES	(109,460)		(116,797)
TRADEMARK AMORTIZATION	(13,259)		(16,066)
TOTAL	(619,792)		(603,638)
OPERATING INCOME	195,021	16.9%	186,480	16.6%	4.6%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(20,230)		(18,820)
INTEREST INCOME	4,235		2,529
OTHER - NET	1,289		(2,523)
OTHER INCOME (EXPENSES)-NET	(14,706)		(18,815)
INCOME BEFORE PROVISION FOR INCOME TAXES	180,315	15.7%	167,665	15.0%	7.5%
PROVISION FOR INCOME TAXES	(64,913)		(58,851)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	115,402		108,814
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(2,961)		(1,773)
NET INCOME FROM CONTINUING OPERATIONS (2)	112,441	9.8%	107,041	9.6%	5.0%
DISCONTINUED OPERATIONS			(2,915)
NET INCOME	112,441	9.8%	104,126	9.3%	8.0%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.25		0.24
TOTAL (1)	0.25		0.23
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.24		0.23
TOTAL (1)	0.24		0.23

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	455,672,407		453,121,133
FULLY DILUTED AVERAGE NUMBER OF SHARES	459,681,534		456,263,730

Notes :
(1) Except earnings per share (ADS), which are expressed in Euro.

(2) Results of Things Remembered, a specialty gift business that was sold in September 2006, are re-classified as discontinued operations and are not included in results from continuing operations for 2006.

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006

In thousands of Euro (1)	2007	% of sales	2006	% of sales	% Change

NET SALES	3,777,554	100.0%	3,565,603	100.0%	5.9%
COST OF SALES	(1,152,013)		(1,090,581)
GROSS PROFIT	2,625,541	69.5%	2,475,022	69.4%	6.1%
OPERATING EXPENSES:
SELLING EXPENSES	(1,199,450)		(1,156,794)
ROYALTIES	(96,635)		(76,196)
ADVERTISING EXPENSES	(266,598)		(255,517)
GENERAL AND ADMINISTRATIVE EXPENSES	(337,724)		(351,635)
TRADEMARK AMORTIZATION	(43,502)		(43,819)
TOTAL	(1,943,909)		(1,883,960)
OPERATING INCOME	681,632	18.0%	591,062	16.6%	15.3%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(59,186)		(54,201)
INTEREST INCOME	11,069		6,128
OTHER - NET	3,671		(12,628)
OTHER INCOME (EXPENSES)-NET	(44,446)		(60,701)
INCOME BEFORE PROVISION FOR INCOME TAXES	637,186	16.9%	530,362	14.9%	20.1%
PROVISION FOR INCOME TAXES	(229,387)		(193,049)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	407,799		337,313
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(12,521)		(7,351)
NET INCOME FROM CONTINUING OPERATIONS (2)	395,278	10.5%	329,962	9.3%	19.8%
DISCONTINUED OPERATIONS			(1,365)
NET INCOME	395,278	10.5%	328,597	9.2%	20.3%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS(1) (2)	0.87		0.73
TOTAL(1)	0.87		0.73
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS(1) (2)	0.86		0.72
TOTAL(1)	0.86		0.72

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	454,893,958		452,665,455
FULLY DILUTED AVERAGE NUMBER OF SHARES	458,544,812		455,896,985

Notes :
(1) Except earnings per share (ADS), which are expressed in Euro.

(2) Results of Things Remembered, a specialty gift business that was sold in September 2006, are re-classified as discontinued operations and are not included in results from continuing operations for 2006

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

In thousands of Euro	September 30, 2007	December 31, 2006

CURRENT ASSETS:
CASH	301,855	339,122
ACCOUNTS RECEIVABLE	567,992	533,772
SALES AND INCOME TAXES RECEIVABLE	34,373	24,924
INVENTORIES	421,158	400,895
PREPAID EXPENSES AND OTHER	140,195	98,156
DEFERRED TAX ASSETS - CURRENT	118,876	87,947
TOTAL CURRENT ASSETS	1,584,449	1,484,816

PROPERTY, PLANT AND EQUIPMENT - NET	840,742	787,201

OTHER ASSETS
INTANGIBLE ASSETS - NET	2,514,679	2,524,976
INVESTMENTS	17,638	23,531
OTHER ASSETS	190,861	93,588
SALES AND INCOME TAXES RECEIVABLE	913	913
TOTAL OTHER ASSETS	2,724,092	2,643,008

TOTAL	5,149,282	4,915,025

CURRENT LIABILITIES:
BANK OVERDRAFTS	388,117	168,358
CURRENT PORTION OF LONG-TERM DEBT	356,124	359,527
ACCOUNTS PAYABLE	310,082	349,598
ACCRUED EXPENSES AND OTHER	362,035	374,718
ACCRUAL FOR CUSTOMERS' RIGHT OF RETURN	25,303	17,881
INCOME TAXES PAYABLE	85,433	155,195
TOTAL CURRENT LIABILITIES	1,527,094	1,425,277

LONG-TERM LIABILITIES:
LONG-TERM DEBT	877,826	959,735
LIABILITY FOR TERMINATION INDEMNITIES	58,767	60,635
DEFERRED TAX LIABILITIES - NON-CURRENT	15,905	41,270
OTHER	205,687	181,888
TOTAL LONG-TERM LIABILITIES	1,158,185	1,243,528

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	39,341	30,371

SHAREHOLDERS' EQUITY:
462,315,020 ORDINARY SHARES AUTHORIZED AND ISSUED - 455,880,234 SHARES OUTSTANDING	27,739	27,613
NET INCOME	395,269	424,286
RETAINED EARNINGS	2,001,654	1,763,950
TOTAL SHAREHOLDERS' EQUITY	2,424,662	2,215,849

TOTAL	5,149,282	4,915,025

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2007 AND SEPTEMBER 30, 2006

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj. (2)	Consolidated

2007

Net Sales	1,514,493	2,519,868	(256,807)	3,777,554
Operating Income	418,017	303,035	(39,420)	681,632
% of sales	27.6%	12.0%		18.0%
Capital Expenditures	71,399	126,869		198,269
Depreciation & Amortization	49,071	91,754	27,963	168,787
Assets	2,093,057	1,418,938	1,637,288	5,149,282

2006 (1)

Net Sales	1,301,533	2,524,996	(260,926)	3,565,603
Operating Income	341,615	345,515	(96,068)	591,062
% of sales	26.2%	13.7%		16.6%
Capital Expenditures	65,658	96,012		161,669
Depreciation & Amortization	41,584	82,590	28,637	152,811
Assets	1,776,446	1,312,726	1,877,446	4,966,618

Notes :

(1) Results of Things Remembered, a specialty gift business that was sold in September 2006, are re-classified as discontinued operations and are not included in results of operations for 2006.

(2) Includes a non-recurring gain related to the sale of a real estate property in Milan, Italy, in May 2007. The impact of the sales was a gain of approx. € 20 million before taxes or approx. € 13 million after taxes, equivalent to EPS of € 0.03.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007,

PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000
AND IN ACCORDANCE WITH CONSOB COMMUNICATION DME/5015175 DATED MARCH 10, 2005

	US GAAP 2007	IFRS 2	IFRS 3	IAS 19	IAS 38	IAS 39	FIN 48	Total IAS/IFRS	IAS / IFRS 2007
In thousands of Euro (1)		Stock option	Business combination	Employee benefit	Intangible Depreciation	Derivatives	Derecognition	Adjustment

NET SALES	3,777,554								3,777,554
COST OF SALES	(1,152,013)		(2,003)					(2,003)	(1,154,016)
GROSS PROFIT	2,625,541		(2,003)					(2,003)	2,623,538
OPERATING EXPENSES:
SELLING EXPENSES	(1,199,450)		(1,174)					(1,174)	(1,200,624)
ROYALTIES	(96,635)								(96,635)
ADVERTISING EXPENSES	(266,598)				(2,595)			(2,595)	(269,193)
GENERAL AND ADMINISTRATIVE EXPENSES	(337,724)		(196)	2,501				2,304	(335,420)
TRADEMARK AMORTIZATION	(43,502)								(43,502)
TOTAL	(1,943,909)		(1,370)	2,501	(2,595)			(1,464)	(1,945,374)
OPERATING INCOME	681,632		(3,373)	2,501	(2,595)			(3,468)	678,164
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(59,186)		(2,140)			(964)		(3,104)	(62,290)
INTEREST INCOME	11,069								11,069
OTHER - NET	3,671								3,671
OTHER INCOME (EXPENSES)-NET	(44,446)		(2,140)			(964)		(3,104)	(47,550)
INCOME BEFORE PROVISION FOR INCOME TAXES	637,186		(5,513)	2,501	(2,595)	(964)		(6,572)	630,614
PROVISION FOR INCOME TAXES	(229,387)	1,450	1,300	(1,047)	1,064	568	2,157	5,493	(223,894)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	407,799	1,450	(4,213)	1,454	(1,531)	(396)	2,157	(1,079)	406,720
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(12,521)		6,170					6,170	(6,351)
NET INCOME	395,278	1,450	1,957	1,454	(1,531)	(396)	2,157	5,091	400,369
BASIC EARNINGS PER SHARE (ADS) (1)	0.87								0.88
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.86								0.87

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	454,893,958								454,893,958
FULLY DILUTED AVERAGE NUMBER OF SHARES	458,544,812								458,358,813

Notes :
(1) Except earnings per share (ADS), which are expressed in Euro.

EXHIBIT INDEX

Exhibit Number	Exhibit
4.1

Term Facility Agreement, dated October 12, 2007, among Luxottica Group S.p.A. and Luxottica U.S. Holdings Corp., as borrowers, Citibank N.A., New York / Citibank N.A., Milan Branch, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) / Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Underwriters, Citigroup Global Markets Limited, Intesa Sanpaolo S.p.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) and The Royal Bank of Scotland plc, as Bookrunners, and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Agent.

4.2

Bridge Facility Agreement, dated October 12, 2007, among Luxottica U.S. Holdings Corp. as borrower, Banc of America Securities Limited and Bayerische Hypo- und Vereinsbank AG, Milan Branch (part of UniCredit Markets and Investment Banking) as Arrangers, Bank of America, N.A. and Bayerische Hypo- und Vereinsbank AG, New York Branch (part of UniCredit Markets and Investment Banking), as Underwriters and Lenders and Banc of America Securities Limited, as Agent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: November 8, 2007	By:/s/ ENRICO CAVATORTA
ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER